UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2009

Commission File Number:  001-32199

SHIP FINANCE INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated November 27, 2009, announcing the Company's preliminary financial results for the quarter ended September 30, 2009.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, and the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(registrant)

Dated: December 4, 2009	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer
Ship Finance Management AS

SK 23153 0001 1053370

Exhibit 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 3Q 2009 results and quarterly dividend of $0.30 per share

Hamilton, Bermuda, November 27, 2009. Ship Finance International Limited ("Ship Finance" or the "Company") today announced its preliminary financial results for the quarter ended September 30, 2009.

Highlights

•	Declared a quarterly dividend of $0.30 per share.

•	Reported adjusted net income for the quarter of $36.3 million, or $0.47 per share. Adjustments include a negative non-cash mark-to-market of derivatives of $2.3 million.

•	Accrued profit share in the third quarter was $4.8 million, or $0.06 per share. Accrued profit share year-to-date is $27.3 million and payable in March 2010.

•
The charterer of the jack-up drilling rig West Ceres exercised a purchase option in July 2009. Net cash effect to the Company in the third quarter was approximately $40 million after repayment of associated bank debt.

•
The single-hull VLCC Front Duchess was sold in September 2009. Net cash effect to the Company in the third quarter was approximately $2.5 million after repayment of associated bank debt and a cancellation fee to Frontline.

•
The charterer of the single-hull VLCC Front Vanadis exercised a purchase option in November 2009. Net cash effect to the Company in the fourth quarter was approximately $1.2 million after repayment of associated debt.

•
The first newbuilding Suezmax tanker was delivered from the shipyard in November 2009. The vessel, MV Glorycrown, has been chartered out for 5-years with a purchase obligation at the end of the charter period.

Dividend

The Board of Directors has declared a quarterly dividend of $0.30 per share in cash, or, at the election of the shareholder, payable in newly issued common shares. The dividend will be paid on or about January 27, 2010 to shareholders of record as of December 8, 2009. The ex-dividend date will be December 4, 2009.

Similar to the previous three quarters, shareholders may make an election to receive the dividend in newly issued common shares after reviewing a prospectus supplement relating to the dividend payment which will be filed with the U.S. Securities and Exchange Commission ("SEC"). The number of common shares to be issued as dividend will be set based on the volume-weighted average price of the shares on the New York Stock Exchange during the three trading days prior to the ex-dividend date, less a 5% discount.

The Company's largest shareholders, Farahead Investments Inc. ("Farahead") and Hemen Holding Ltd. ("Hemen"), who collectively own 42.6 % of the shares, have again informed the Company that they will elect to receive all of their dividends in the form of newly issued common shares. Farahead and Hemen are indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family.

Results for the Quarter ended September 30, 2009

The Company reported total operating revenues of $80.2 million, or $1.04 per share, in the third quarter of 2009. This number excludes charter hire classified as 'repayment of investments in finance lease', and also excludes substantial charter revenues in three 100% owned subsidiaries classified as 'investment in associate'. Net operating income for the quarter was $46.1 million, or $0.60 per share, and reported net income was $34.0 million, or $0.44 per share.

Adjusted net income in the third quarter was $36.3 million, or $0.47 per share. The adjustments include a negative non-cash mark-to-market of derivatives of $2.3 million and a minor gain on sale of asset of $0.02 million.

The profit share accrued in the third quarter was $4.8 million, or $0.06 per share, compared to $8.0 million, or $0.11 per share in the second quarter of 2009. The total profit share accrued in the first three quarters is $27.3 million, and will be payable in March 2010.

Under US GAAP, the 100% owned ultra-deepwater drilling units West Polaris, West Hercules and West Taurus and the Panamax dry bulk vessel Golden Shadow are accounted for as 'investment in associate'. Consequently, only the aggregate 'net income' from these vessel-owning subsidiaries is recognized in the consolidated income statement of Ship Finance as 'results in associate'.

Financing and Capital Expenditure

As of September 30, 2009, the Company had $92.9 million of available cash. There are no refinancing needs in the short term, and the Company is in compliance with all bank covenants. Most of our charter arrangements and corresponding loan facilities have been structured with a front-loaded payment structure, effectively reducing the Company's financial exposure. In addition, several of our financing arrangements are in subsidiaries with no or limited guarantees from Ship Finance.

At quarter end, the Company had gross capital commitments of $234 million. $87 million relates to two Suezmax tankers employed on 5-year bareboat charters. The first of these vessels was delivered from the shipyard in November 2009, and the second vessel is expected to be delivered in the first quarter of 2010. $147 million relates to five feeder-size container vessels with estimated delivery dates ranging from late 2010 to 2012. These vessels are currently charter-free and the Company is investigating alternatives for these vessels, including potential conversion into other vessel types. The current payment schedule to the shipyards is estimated as follows:

	4Q 2009	2010	2011	2012
Suezmax tankers	$47 mill.	$40 mill.
Other newbuildings	$7 mill.	$63 mill.	$42 mill.	$35 mill.

Business Update

As of September 30, 2009, the gross fixed-rate charter backlog from our operating fleet of 61 vessels and rigs was approximately $7.2 billion, with an average remaining charter term of 9.8 years, or 12.9 years if weighted by charter revenue. Some of our charters include purchase options that, if exercised, would reduce the fixed charter backlog and average remaining charter term.

In November 2009, the first Suezmax tanker was delivered from the shipyard and thereafter chartered to an affiliate of North China Shipping Holdings Co. Ltd. ("North China"), pursuant to a 5-year bareboat charter agreement. Previously, the Company had agreed to sell the vessel to North China, but has subsequently agreed to amend the agreement to a bareboat charter. Ship Finance received $40.5 million net upfront, and will receive bareboat hire of $16,700 net per day for five years. North China has been granted annual purchase options and will after five years have an obligation to purchase the vessel for $40.7 million net.

The second Suezmax tanker is estimated to be finalized from the yard in the first quarter of 2010, and will thereafter be delivered to North China based on a similar hire/purchase agreement. These transactions will increase our contract backlog by $61 million (excluding upfront payments and purchase obligations), and thereby strengthen our distribution capacity.

Thirty of our crude oil tankers and eight of our oil/bulk/ore ("OBO") vessels operate on long term contracts  to subsidiaries of Frontline Ltd. ("Frontline"). In addition to the fixed base charter rate, Ship Finance is also entitled to receive 20% of the time charter equivalent ("TCE") earnings for these vessels in excess of a base charter rate. The average vessel earnings have consistently been above the base charter rates since the charters commenced six years ago.

The spot tanker market earnings have been under pressure throughout the third quarter, and remained at low levels into the fourth quarter. Despite the challenging environment in the third quarter, a profit share contribution of $4.8 million was generated. Ship Finance has only limited exposure to the spot tanker market as the vessels chartered to Frontline have a fixed daily base rate. We benefit from stronger markets through the profit share arrangement, which on average has generated incremental cash flows of $20.5 million per quarter since 2004.

The Company's four drilling units are all on long-term fixed bareboat contracts to Seadrill, and generated more than $96.5 million of combined bareboat charter revenues in the third quarter. Seadrill has sub-chartered all our drilling units to oil companies on very profitable terms. Due to the fixed-rate charter structure, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

Ship Finance also owns several offshore support vessels, container vessels, chemical tankers, and dry bulk vessels. All our vessels, except one 1,700 teu container vessel, are on long-term fixed contracts that give the Company stability in the earnings also if the short-term charter market is underperforming.

Corporate and Other Matters

In July 2009 a total of 505,000 new options were awarded to employees while all of the 355,000 previously awarded options to employees were cancelled. The new options have been issued pursuant to the Company's Share Option Scheme and have a five-year term with a three-year vesting period. The initial strike price was $10.64 and the first options will be exercisable in July 2010.

In October 2009, a total of 65,000 new options were issued to the Board of Directors. The new options were issued pursuant to the Company's Share Option Scheme and have a five-year term with a three-year vesting period. The initial strike price was $13.00, and the first options will be exercisable in October 2010.

In June 2009, approximately 52% of our shareholders elected to receive the dividend declared for the first quarter 2009 in newly issued shares, and consequently the Company issued approximately 1.0 million shares in July 2009. Following this share issue, the total number of shares outstanding at the end of the third quarter was 77.3 million.

In September 2009, approximately 51% of our shareholders elected to receive the dividend declared for the second quarter 2009 in newly issued shares, and consequently the Company issued approximately 0.9 million shares in October 2009. Following this share issue, subsequent to third quarter end, the total number of shares outstanding is currently 78.2 million.

Strategy and Outlook

The management is committed to continue the conservative profile of the Company and the strategy is to charter out the majority of our assets on long-term charters to reputable operators in the shipping and offshore markets. Our diversified and extensive charter portfolio with approximately 13 years average remaining weighted charter coverage gives the Company a robust business platform, and supports a predictable long-term dividend capacity.

The Company continues to benefit from a healthy capital structure and low capital commitments. In light of the significant newbuilding orderbook in the shipping and offshore industries and the limitations on capital available from the traditional banking market, we believe our company is very well positioned to take advantage of opportunities that may arise. The management is continuously monitoring potential new investment opportunities, and we anticipate that there will be a number of interesting projects going forward. A continued significant positive cash flow from operations is therefore expected to further enhance our ability to take advantage of such investment opportunities when timing is deemed favorable.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

OFFERING PURSUANT TO A PROSPECTUS SUPPLEMENT

The offering of the stock dividend will be made only pursuant to a prospectus supplement to the Company's shelf registration statement on Form F-3, as amended (Registration No. 333-158162), which is filed with the SEC. This report does not constitute an offer to sell or the solicitation of an offer to buy shares of the Company's securities, nor will there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. Shareholders are advised to refer to the registration statement filed with the SEC and the prospectus supplement, which will be filed with the SEC, for additional information regarding the dividend.

November 27, 2009
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Ole B. Hjertaker: Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

Magnus T. Valeberg: Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2009 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Nine months ended		Full year
(in thousands of $	Sept 30,	Sept 30,	Sept 30,	Sept 30,	2008
except per share data)	2009	2008	2009	2008	(audited)

Charter revenues - operating lease	17,681	18,952	54,249	55,957	75,209
Charter revenues - finance lease	97,635	113,415	315,474	372,005	483,480
Revenues classified as Repayment of investment in finance leases	(39,868)	(46,599)	(131,885)	(166,207)	(211,305)
Profit share income	4,768	28,530	27,270	95,311	110,962
Total operating revenues	80,216	114,298	265,108	357,066	458,346
Gain / (loss) on sale of assets	19	-	19	17,377	17,377

Vessel operating expenses	(22,404)	(24,952)	(69,489)	(74,942)	(100,447)
Administrative expenses	(4,072)	(1,720)	(9,190)	(7,252)	(9,836)
Depreciation	(7,615)	(7,323)	(22,598)	(20,516)	(28,038)
Vessel impairment adjustments	-	-	(26,756)	-	-

Total operating expenses	(34,091)	(33,995)	(128,032)	(102,710)	(138,321)

Operating income	46,144	80,303	137,094	271,733	337,402

Results in associate(1)	18,250	7,091	57,629	7,552	22,799

Interest income	28	498	176	2,407	3,478
Interest expense	(27,976)	(29,966)	(89,810)	(93,307)	(127,192)
Other financial items	(172)	(80)	(1,418)	(484)	(349)
Impairment adjustment to investment	-	-	(7,110)	-	-
Mark to Market of Derivatives	(2,308)	(10,408)	11,002	(9,372)	(54,527)
Gain on re-purchase of Company Bonds	-	-	22,601	-	-
Taxes	-	-	-	-	-
Net income	33,966	47,438	130,165	178,529	181,611

Basic earnings per share ($)	0.44	0.65	1.76	2.45	2.50

Weighted average number of shares	77,237,117	72,743,737	74,143,867	72,743,737	72,743,737
Common shares outstanding	77,277,778	72,743,737	77,277,778	72,743,737	72,743,737

(1)
Three of our 100% owned subsidiaries, owning four of our units are accounted for as 'Investment in associate', and only the net income from these subsidiaries is therefore included in our consolidated Income Statement.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2009 REPORT (UNAUDITED)

BALANCE SHEET	Sept 30,	Sept 30,	Dec 31, 2008
(in thousands of $)	2009	2008	(audited)

ASSETS
Short term
Cash and cash equivalents	92,854	118,657	46,075
Restricted cash	4,914	36,340	60,103
Amount due from related parties	24,773	91,138	45,442
Other current assets	156,426	187,619	179,922

Long term
Newbuildings	93,606	66,036	69,400
Vessels and equipment, net	564,221	564,239	586,816
Investment in finance leases	1,633,922	1,954,295	1,916,510
Investment in associate(1)	439,383	158,388	420,977
Deferred charges	11,208	16,293	14,696
Other long-term assets	2,348	8,473	8,545

Total assets	3,023,655	3,201,478	3,348,486

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long term interest bearing debt	269,061	180,600	385,577
Other current liabilities	33,815	58,879	101,193
Amount due to related parties	26,573	6,394	6,472

Long term
Long term interest bearing debt	1,915,922	2,245,528	2,209,939
Other long term liabilities	102,187	34,314	127,955

Stockholders' equity(2)	676,097	675,763	517,350
Total liabilities and stockholders' equity	3,023,655	3,201,478	3,348,486

(1)	Three of our 100% owned subsidiaries, owning four of our units, are accounted for as 'Investment in associate'. Stockholder's equity in each subsidiary is adjusted for current account balance.
(2)
As of September 30, 2009, 'Stockholders' equity' excludes $209.9 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to 'Stockholders' equity' in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2009 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Nine months ended		Full year
(in thousands of $	Sept 30,	Sept 30,	Sept 30,	Sept 30,	2008
	2009	2008	2009	2008	(audited)

OPERATING ACTIVITIES
Net income	33,966	47,438	130,165	178,529	181,611
Adjustments to reconcile net income to net cash provided by operating activities:	-	-	-	-	-
Depreciation and amortisation	8,706	7,997	24,663	22,661	31,048
Asset impairment adjustments	-	-	33,866	-	-
Adjustment of financial derivatives to market value	2,308	10,408	(11,002)	9,372	54,527
Gain on sale of assets	(19)	-	(19)	(17,377)	(17,377)
Result in associate	(18,250)	(7,091)	(57,629)	(7,552)	(22,799)
Stock based compensation	417	403	967	1,124	1,457
Gain on re-purchase of Company Bonds	-	-	(22,601)	-	-
Other	(109)	(1,057)	(412)	(3,131)	(2,956)
Change in operating assets and liabilities	4,157	(25,974)	15,026	(49,134)	(14,125)
Net cash provided by operating activities	31,176	32,124	113,023	134,492	211,386

INVESTING ACTIVITIES
Repayment of investments in finance leases	39,612	46,356	131,128	165,493	210,348
Restricted cash released/(placed)	(4,101)	(1,413)	55,189	(9,357)	(33,120)
Proceeds from sale of vessel/new buildings	151,620	-	151,620	23,005	23,005
Received in respect of terminated contract	-	-	-	-	1,845
Net investment in newbuildings	(4,689)	(17,882)	(23,695)	(18,616)	(22,395)
Purchase of vessels	-	(1)	(0)	(134,101)	(164,200)
Cash received from /(Investment in) associates	18,440	(146,304)	49,300	(146,306)	(442,891)
Purchase of short term investment	-	-	-	-	-
Other assets / investments	(662)	(4,445)	(916)	(6,465)	(6,537)
Net cash (used in) provided by investing activities	200,220	(123,689)	362,626	(126,347)	(433,945)

FINANCING ACTIVITIES
Repurchase of shares	-	-	-	-	-
Proceeds from long and short term debt	-	206,973	134,500	336,473	576,973
Expenses paid in connection with securing finance	(323)	(718)	(752)	(2,088)	(1,551)
Repayment of long and short term debt	(188,195)	(42,769)	(370,526)	(180,339)	(251,451)
Re-purchase of Company bonds	-	-	(125,405)	-	-
Cash settlement of derivatives	-	2,507	(18,285)	1,149	(10,655)
Cash received from share issue	-	-	16,454	-	-
Cash dividends paid	(11,391)	(42,192)	(64,856)	(122,937)	(122,937)
Net cash provided by (used in) financing activities	(199,909)	123,801	(428,870)	32,258	190,379

Net (decrease) increase in cash and cash equivalents	31,487	32,236	46,779	40,403	(32,180)
Cash and cash equivalents at start of period	61,367	86,422	46,075	78,255	78,255
Cash and cash equivalents at end of period	92,854	118,658	92,854	118,658	46,075

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2009 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited, SFL Deepwater Ltd and Front Shadow Inc. are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended September 30, 2009
(in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd	Front Shadow Inc	Total
Charter revenues - finance lease	32,042	58,448	696	91,186
Revenues classified as Repayment of investment in finance leases	(17,794)	(36,000)	(421)	(54,215)
Total operating expenses	(16)	(14)	(6)	(36)
Interest expense	(8,701)	(9,866)	(54)	(18,621)
Other items	(64)	-	(0)	(64)
Net income	5,467	12,568	215	18,250

(1)	Net income from these 100% owned subsidiary appears in the Company's consolidated income statement as 'Results in associate'.

Selected balance sheet data as of September 30, 2009

(in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd	Front Shadow Inc	Total
Cash and cash equivalents	-	-	-	-
Investment in finance leases	781,685	1,584,992	23,900	2,390,577
Other assets	35,332	54,179	293	89,803
Total assets	817,017	1,639,170	24,193	2,480,380

Short term and current portion of long term interest bearing debt	72,000	153,604	2,060	227,664
Other current liabilities	5,115	8,220	2,307	15,642

Long term interest bearing debt	564,521	1,138,875	14,460	1,717,856
Other long term liabilities	35,397	3,771	2,600	41,768

Stockholders equity	139,984	334,700	2,766	477,450

Total liabilities and stockholders' equity	817,017	1,639,170	24,193	2,480,380

(1)	Stockholder's equity adjusted for current account balance appears in the Company's consolidated balance sheet as 'Investment in associate'.